SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period March 31, 2007 to April 4, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
          1.     Notice of Meeting.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
April 4, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

Investor
SEDAR PROFILE # 1813	Computershare Trust Company of Canada	Services
Computershare Investor Services Inc.
www.computershare.com
Canada
Australia
April 4, 2007		Channel Islands
Hong Kong
Germany
Ireland
New Zealand
To: All Canadian Securities Regulatory Authorities		Philippines
South Africa
United Kingdom
USA
Subject: Pengrowth Energy Trust
Dear Sirs:
We advise the following with respect to the upcoming Meeting of Holders for the subject Trust:

1.	Meeting Type:	Annual General and Special Meeting

2.	Security Description of Voting Issue:	Trust Units

3.	CUSIP Number:	706902509

	ISIN:	CA7069025095

4.	Record Date for Notice of Meeting:	April 30, 2007

	Record Date for Voting:	April 30, 2007

5.	Meeting Date:	June 11, 2007

6.	Meeting Location:	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.
Agent for Pengrowth Energy Trust